[redacted]

15046930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avanti Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

Toronto	Ontario, Canada	M4T 2S3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Rosen (416-413-6058)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

111 North Orange Ave, Suite 1600	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avanti Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVANTI SECURITIES CORPORATION

Table of Contents

KPMG

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying statement of financial condition of Avanti Securities Corporation (the Company) as of December 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Orlando, Florida
February 13, 2015
Certified Public Accountants

AVANTI SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	27,144
Prepaid expenses		8,370
Securities owned, at fair value		14,541
Total assets	$	50,055
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	8,935
Total liabilities		8,935
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and 5,000 outstanding shares		1,000
Additional paid-in capital		108,809
Accumulated deficit		(68,689)
Treasury stock, 5,000 common shares, at cost		—
Total stockholder's equity		41,120
Total liabilities and stockholder's equity	$	50,055

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2014

Revenue:		
Services (note 5)	$	8,333
Unrealized holding gain on securities owned		2,607
Dividends		168
Interest		9
Total revenue		11,117
Expenses:		
Taxes and licenses		9,049
Professional		9,282
Insurance		853
Other		90
Total expenses		19,274
Net loss	$	(8,157)

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statement of Stockholder's Equity

Year ended December 31, 2014

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury Stock	Total stockholder's equity
Balances at December 31, 2013	1,000	108,809	(60,532)	—	49,277
Net loss	—	—	(8,157)	—	(8,157)
Balances at December 31, 2014	$ 1,000	108,809	(68,689)	—	41,120

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(8,157)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized holding gain on securities owned		(2,607)
Changes in operating assets and liabilities:		
Prepaid expenses		(175)
Accounts payable and accrued expenses		3,135
Net cash used in operating activities		(7,804)
Cash and cash equivalents at beginning of year		34,948
Cash and cash equivalents at end of year	$	27,144
Supplemental disclosure:		
Cash paid for taxes	$	60

See accompanying notes to financial statements.

(1) Description of the Business

Avanti Securities Corporation (the Company), a limited liability company, was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is owned 100% by APG Loeb Management Corporation. During 2013 the Company redeemed 5,000 common shares for no consideration. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholder serves as a general partner. The Company does not hold customer securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer firm.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $1,272 held in the Central Registration Depository account, with an initial term of less than three months at December 31, 2014.

(d) Prepaid Expense

Prepaid expense represents fees paid to FINRA in advance of the upcoming fiscal year.

(e) Securities Owned, at Fair Value

Securities owned, at fair value at December 31, 2014 consist of equity securities. The Company classifies its marketable equity securities as securities owned, and its marketable equity securities have readily determinable fair values based on terminal fair values as they are exchange traded. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurement*, and unrealized holding gains and losses on securities owned are included in earnings.

(f) Revenue Recognition

The Company recognizes revenue when services are rendered.

(g) Dividends

Dividends represent cash received on securities owned, at fair value on ex-dividend date.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2014 there were no such uncertain tax positions that would fall under the requirements of FASB ASC 740, *Income Taxes*.

(3) Income Taxes

At December 31, 2014, the Company had a current income tax provision of $0. The Company has current federal and state operating loss carryforwards of $53,493. The carryforward losses will expire in years through 2034. The Company's operating loss carryforwards give rise to a deferred tax asset.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a full valuation allowance as of December 31, 2014, equal to the tax effect of its operating loss carryforwards.

(4) Fair Value Measurements

Fair Value Hierarchy

The Company applies the guidance in FASB ASC Topic 820 for fair value measurements of financial assets and liabilities. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The Company's securities owned, at fair value, are measured on a recurring basis at December 31, 2014 and are classified as level 1 in the fair value hierarchy. The statement of financial position includes the following financial instruments: cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses. We consider the carrying values of our financial instruments to approximate fair value because they generally expose the Company to limited credit risk and because of the short period of time between origination of the financial assets and liabilities and their expected settlement date.

(5) Related Party Transactions

During the year ended December 31, 2014 the Company received $8,333 from an affiliate of the Company's stockholder as a standby fee for the Company's agreement to be available to serve as placement agent for the affiliate's private placement offerings.

(6) Commitments and Contingencies

The Company may be subject to lawsuits, administrative proceeding and claims that arise in the ordinary course of its business. One or more of these lawsuits, proceedings and claims may exist at any given time, which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, in the opinion of management, the final disposition of the lawsuits, proceedings and claims, if any, will not have a material adverse effect on the Company's financial position, operating rules or liquidity.

(7) Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2014, the Company's net capital was $30,569 and its excess net capital was $25,569. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(8) Subsequent Events

The Company has evaluated subsequent events through February 13, 2015, the date of issuance of the accompanying financial statements, and has determined that no additional disclosures or adjustments are required.

AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2014

Net Capital		
Total stockholder's equity	$	41,120
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		8,370
Net capital before haircuts on securities		8,370
Haircuts on securities:		
Securities owned, at fair value		2,181
Total nonallowable assets		10,551
Net capital		30,569
Computation of Basic Net Capital Requirement		
Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	25,569
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	24,569
Aggregate indebtedness	$	8,935
Percentage of aggregate indebtedness to net capital		29.2%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed by Avanti Securities Corporation in its Form X-17a-5, Part II.

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Exemption Report

Avanti Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Avanti Securities Corporation

I, Donald E. Loeb, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chairman

February 13, 2015

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avanti Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Orlando, Florida
February 13, 2015
Certified Public Accountants

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
408

February 23, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs:

RE: AVANTI SECURITIES CORPORATION - C.R.D. NO. 18502

As required, we are filing two copies of the audited financial statements for the fiscal year ended December 31, 2014.

Should you require additional information, please do not hesitate to contact me.

Thank you for your attention.

Yours truly,

Dawn Rosen

Dawn Rosen
Vice President, Finance

Encl.

AVANTI SECURITIES CORPORATION

22 ST. CLAIR AVENUE EAST, SUITE 1700, TORONTO, ONTARIO M4T 2S3 TEL: (416) 323-1393 FAX: (416) 323-1397 E-MAIL: avanti@avantiprop.com
923 N. PENNSYLVANIA AVENUE, WINTER PARK, FLORIDA 32789 TEL: (407) 628-8488 FAX: (407) 644-3115 E-MAIL: avanti@avantiprop.com

AVANTI SECURITIES CORPORATION

Financial Statements and Schedules

December 31, 2014

(With Independent Registered Public Accounting Firm's Report Thereon)